APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Luna Baking Company

Profit and Loss

January - December 2020

	TOTAL
Income	
Interest Income	0.45
Total Income	**$0.45**
GROSS PROFIT	**$0.45**
Expenses	
Bakery Supplies	27.19
Bank Charges & Fees	10.00
Fuel	48.37
Legal & Professional Services	2,345.75
Office Supplies & Software	53.70
Organizational Expenses	932.00
Rent & Lease	1,000.00
Rental Truck Expense	375.69
Start Up Expense	2,000.00
Utilities	504.70
Total Expenses	**$7,297.40**
NET OPERATING INCOME	$ -7,296.95
NET INCOME	$ -7,296.95

Luna Baking Company

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Checking	15,911.87
Business Savings	250.03
Total Bank Accounts	**$16,161.90**
Total Current Assets	**$16,161.90**
Fixed Assets	
Machinery & Equipment	5,000.00
Total Fixed Assets	**$5,000.00**
TOTAL ASSETS	**$21,161.90**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Owner's Investment	28,458.85
Retained Earnings	
Net Income	-7,296.95
Total Equity	**$21,161.90**
TOTAL LIABILITIES AND EQUITY	**$21,161.90**

Luna Baking Company

Statement of Cash Flows

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-7,296.95
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	**$ -7,296.95**
INVESTING ACTIVITIES	
Machinery & Equipment	-5,000.00
Net cash provided by investing activities	**$ -5,000.00**
FINANCING ACTIVITIES	
Owner's Investment	28,458.85
Net cash provided by financing activities	**$28,458.85**
NET CASH INCREASE FOR PERIOD	**$16,161.90**
CASH AT END OF PERIOD	**$16,161.90**

I, ian holshevnikoff, certify that:

1. The financial statements of Bread is Pain Inc. included in this Form are true and complete in all material respects; and
2. The tax return information of Bread is Pain Inc. included in this Form reflects accurately the information reported on the tax return for Bread is Pain Inc. for the fiscal year ended 2020 (most recently available as of the Date of this Form C).

Signature

Name: ian holshevnikoff

Title: owner